Issuer Free Writing Prospectus dated January 29, 2015

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated January 20, 2015

Registration No. 333-201280

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated January 20, 2015 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-201280) of TRACON Pharmaceuticals, Inc. relating to these securities. The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1394319/000104746915000290/a2222709zs-1a.htm. The following information supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus. You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the financial statements and related notes, before deciding to invest in these securities. Unless otherwise stated or the context otherwise requires, references in this free writing prospectus to “TRACON,” “we,” “us” and “our” refer to TRACON Pharmaceuticals, Inc.

Issuer:	TRACON Pharmaceuticals, Inc.
Common stock offered by us in this offering:	3,600,000 shares (or 4,140,000 shares if the underwriters’ option to purchase additional shares is exercised in full).
Common stock to be sold by us to NEA in the concurrent private placement: Common stock to be outstanding after this offering and the concurrent private placement: Public offering price:

NEA is purchasing 500,000 shares at the initial public offering price of $10.00 per share in a private placement that is expected to close concurrently with this offering.

12,092,806 shares (or 12,632,806 shares if the underwriters’ option to purchase additional shares is exercised in full), based on shares outstanding as of September 30, 2014.

$10.00 per share.

Pro forma as adjusted balance sheet data:

The summary pro forma as adjusted balance sheet data appearing on page 11 of the Preliminary Prospectus is updated as follows: As of September 30, 2014 on a pro forma as adjusted basis, our cash would have been approximately $75.0 million, our total assets would have been approximately $75.5 million, our working capital would have been approximately $64.3 million and our total stockholders’ equity would have been approximately $55.4 million, in each case after giving effect to the following transactions (which we collectively refer to herein as the Pro Forma As Adjusted Transactions):

•                  the conversion of all our outstanding shares of redeemable convertible preferred stock as of September 30, 2014 into an aggregate of 6,369,567 shares of our common stock, and the resultant reclassification of our redeemable convertible preferred stock to stockholders’ deficit which will occur in connection with the closing of this offering;

•                  the adjustment of our outstanding warrants to purchase redeemable convertible preferred stock into warrants to purchase 38,758 shares of our common stock which will occur in connection with the closing of this offering;

•                  the sale of 3,600,000 shares of our common stock in this offering at the initial public offering price of $10.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; and

•                  the sale of 500,000 shares of our common stock in the concurrent private placement, after deducting the placement agent fees and expenses payable by us.

Use of Proceeds:

We estimate that we will receive net proceeds of approximately $30.4 million (or approximately $35.4 million if the underwriters exercise in full their option to purchase additional shares) from the sale of the shares of common stock offered by us in this offering, excluding any proceeds from the concurrent private placement, based on the initial public offering price of $10.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We also expect to receive net proceeds of $4.6 million from the sale by us of shares of our common stock in the concurrent private placement, for an aggregate amount to be raised by us in this offering and the concurrent private placement of $35.0 million, based on the initial public offering price of $10.00 per share, and after deducting the placement agent fees and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•                  approximately $15.0 million to initiate manufacturing activities required for regulatory approval;

•                  approximately $9.0 million to initiate clinical activities for our anticipated initial Phase 3 clinical trial of TRC105;

•                  approximately $3.0 million to fund additional Phase 1 and Phase 2 clinical trials of TRC105 in large market oncology indications such as colorectal cancer, lung cancer, breast cancer and hepatocellular carcinoma;

•                  approximately $0.5 million to provide clinical supply of TRC102 for and to provide support for NCI’s conduct of our four anticipated Phase 1 or Phase 2 clinical trials of TRC102 in combination with chemotherapeutics; and

•                  approximately $2.9 million to fund our preclinical studies of TRC205 in non-cardiac and cardiac models of fibrosis and obtain the supply of TRC205 for our anticipated Phase 1 clinical trials (with the remaining amounts needed for these activities to be funded by our anticipated proceeds from the concurrent private placement as described below).

Additionally, our existing cash will fund our obligations under our ongoing Phase 2 clinical trial of TRC105 in combination with Avastin for glioblastoma and our ongoing Phase 2 clinical trial of TRC105 in combination with Nexavar for hepatocellular carcinoma, which are sponsored by NCI, and our three ongoing Phase 1 clinical trials of TRC102 in combination with either Temodar or Fludara, which are sponsored by either NCI or Case Western. We expect to use the net proceeds from the concurrent private placement as follows: approximately $3.1 million to fund our preclinical studies of TRC205 in non-cardiac and cardiac models of fibrosis and obtain the supply of TRC205 for our anticipated Phase 1 clinical trials, and the remainder for working capital and other general corporate purposes, including funding the costs of operating as a public company. We believe that the net proceeds from this offering and our existing cash will be sufficient to fund our operations for at least the next 18 months. In particular, we estimate that such funds and the net proceeds from the concurrent private placement will be sufficient to enable us to (1) complete our ongoing Phase 2 clinical trials of TRC105 for renal cell carcinoma, soft tissue sarcoma, hepatocellular carcinoma and glioblastoma, (2) obtain the supply of TRC105 and initiate clinical and regulatory activities for our anticipated initial Phase 3 clinical trials of TRC105, (3) complete additional Phase 1 and Phase 2 clinical trials of TRC105 in large market oncology indications, (4) complete our four anticipated Phase 1 or Phase 2 clinical trials of TRC102 in combination with chemotherapeutics and (5) obtain the supply of TRC205 and initiate clinical trials in fibrosis.

Pro forma as adjusted capitalization:

The information appearing under the caption “Capitalization” appearing on page 53 of the Preliminary Prospectus is updated as follows: As of September 30, 2014 on a pro forma as adjusted basis, our cash would have been approximately $75.0 million, our additional paid-in capital would have been approximately $87.0 million, our total stockholders’ equity would have been approximately $55.4 million and our total capitalization would have been approximately $64.8 million, in each case after giving effect to the Pro Forma As Adjusted Transactions described above as if they had occurred as of September 30, 2014. In addition, the number of pro forma as adjusted shares of preferred stock and common stock appearing in the preferred stock and common stock line items in the table on page 53 of the Preliminary Prospectus are updated as follows: after giving effect to the filing of our amended and restated certificate of incorporation as if the filing had occurred as of September 30, 2014, our pro forma as adjusted authorized capital stock would have consisted of 10,000,000 shares of preferred stock, par value $0.001 per share, and 200,000,000 shares of common stock, par value $0.001 per share; and, after giving effect to the Pro Forma As Adjusted Transactions described above as if they had occurred as of September 30, 2014, no shares of preferred stock and 12,092,806 shares of our common stock would have been issued and outstanding on a pro forma as adjusted basis as of that date.

Dilution:

The information appearing under the caption “Dilution” on pages 54 and 55 of the Preliminary Prospectus is updated as follows: On a pro forma as adjusted basis as of September 30, 2014, after giving effect to the Pro Forma As Adjusted Transactions described above as if they had occurred as of that date, the pro forma as adjusted net tangible book value of our common stock would have been approximately $55.4 million, or approximately $4.58 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.03 per share to our existing stockholders and an immediate dilution in the pro forma net tangible book value of $5.42 per share to new investors participating in this offering.

If the underwriters fully exercise their option to purchase 540,000 additional shares of common stock in the offering, our pro forma as adjusted net tangible book value per share would be $4.78 per share, the increase in our pro forma as adjusted net tangible book value per share attributable to new investors participating in this offering would be $2.23 per share and the pro forma as adjusted dilution per share to new investors in this offering would be $5.22 per share.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, we or any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting Wells Fargo Securities, LLC at (800) 326-5897, or by contacting Stifel, Nicolaus & Company, Incorporated at (415) 364-2720.